CAIRNSPRING MILLS
Fresh Flour from Local Grains

CAIRNSPRING MILLS

American-grown premium flour bursting with flavor — and demand

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

$5M+ Revenue

Earned over the last 12 months



1. Top-quality flour used by celebrity baker & Tartine co-founder, Chad Robertson



2. Backed by visionary investors like Peter Buffett's Novo Foundation, & Terra Regenerative

3 Led by founders with exits to Vita Coco, Nestle, & JuneShine

4 6.8M pounds of flour milled in 2024; expanding to 110M pounds/year at a new mill

5 $19.6M in lifetime revenue with $6.2M in 2024 & exploding demand

6 Breaking ground on new mill to 8X revenue in 4 years (not guaranteed)

7 Transforming flour from commodity to craft in a $23B market

8 Profitable operations at Skagit Mill: 41% gross profit margin & 9% positive EBITDA margin

Team



Kevin Morse Co-founder & CEO

Agricultural innovator. CEO, farmer, and rural economic development exec overseeing multimillion dollar infrastructure and food system projects. Ex–Nature Conservancy director. Secured re-authorization for the Farm Bill. James Madison U. BBA



Tyler Gage CFO

Serial CPG entrepreneur. Founded & exited RUNA to Vita Coco. Structured $400M+ in M&A deals including Terrafertil to Nestlé & Flying Embers to JuneShine. Forbes 30 Under 30. Brown University BA. UPenn Wharton MBA



Francisco Mantilla COO

Ops maven. Built vertically integrated supply chain with 3K+ smallholder producers as former RUNA Latin America CEO. Executed cocoa & palm oil sourcing for Fortune 500 clients as Earthworm Foundation LatAm lead. Universidad San Francisco de Quito MBA



Katie Rigg Director of Sales



Food industry growth expert. Led $220M+ in annual pastry sales for The Chefs' Warehouse West Coast. Over 20 years Culinary experience including Annie's, Facebook, Michelin awarded restaurant. CCA Pastry & Baking



Michele Crowley Director of Marketing

Brand architect. Former Marketing Director at Elysian Brewing Company (acquired by Anheuser-Busch InBev) and brand manager at Pyramid Breweries & Portland Brewing Co. University of Vermont BS



Dave Binczewski Operations Manager

Ag-tech innovator. Delivered scalable plant propagation breakthroughs and built commercial greenhouse infrastructure for a global bamboo supplier. Ex–ProVitro Biosciences and Sakata Seed



Manuela Phillips Controller

Food finance specialist. 15+ years in high-growth food brands and global multinationals including Nestlé. Former GM at Terrafertil and Essential Living Foods. Led acquisitions, HR, and systems transitions. PUCC São Paulo BBA



Jill Costelow General Manager - Blue Mountain

Food systems leader. 3x patents. 25+ years scaling ops at Nestlé, Coca-Cola, and Odwalla. Successfully grew multiple companies, led plant startups and relocations, managed complex manufacturing systems. UC Davis BS Food Science.

Memo

Why Cairnspring Mills?


CAIRNSPRING MILLS
Fresh Flour from Local Grains
TRAILBLAZER BREAD FLOUR
UNIQUE BLEND OF HARD RED SPRING WHEATS
AROMATIC, CARAMEL COLOR
PROTEIN: 13-14%
Stone Milled
Sourced Directly From Farmers
Identity Preserved
NET WT. 5 LBS (2.27KG)
Photo Credit: Maurizio Leo

Cairnspring Mills creates craft flour unlike any other.

We source directly from farmers committed to soil health, and thoughtfully select the most flavorful grains appropriate for the growing region. Our stone-mill techniques produce flour unparalleled in taste, quality, and baking performance — with no additives or enrichments.

Our products are trusted by some of the best bakeries and restaurants in the country – Tartine, Pizzeria Bianco, Gusto Bread, Poulette Bakeshop, Stella West Hollywood, Grand Central Baking, Breadfarm — with legendary bakers like Chad Robertson calling our flour the best they've ever used.

And they can't get enough — demand is soaring. Our business is profitable, and we're operating at full capacity. Now, we are breaking ground on a second mill in Oregon, on tribal land in partnership with the Umatilla people, with a significant portion of capacity already reserved by large customers.

Backed by Peter Buffett and Terra Regenerative Capital, and with a powerhouse team from Nestle, General Mills, and the Nature Conservancy, we're setting the standard for what truly delicious regenerative flour should be.

The craft flour movement is rising. Join us.


Photo Credit: Cadoro Bakery


Photo Credit: Black Moon


Photo Credit: Rachel's Bagels and Burritos

Scaling to meet surging demand.



$6.2M

2024 revenue
w. 54% CAGR
(2017 - 2024)

Tons Flour Produced



6.8M
lbs/year

110M
lbs/year

Today   New Mill

Operationally Profitable

9% EBITDA Margin



Our Investors

NoVo Foundation

TERRA REGENERATIVE CAPITAL

Peter Buffett, Co-President, NoVo Foundation

Terra Regenerative Capital

Wefunder_terraregen2

Cairnspring Mills

02:15

vimeo



"Cairnspring Mills is redefining what flour can be. By supporting regenerative farmers, and by stone-milling exceptional local wheats, they're not just making better flour—they're building a better food system. We're proud to partner with them."

Paul Lightfoot
General Manager, Patagonia Provisions

The visionaries at Patagonia were an anchor investor in Cairnspring Mills in 2016 and were instrumental in bringing the mill into existence. Today, they are

valued customers, purchasing Regenerative Organic Certified flour from our mill for their line of Patagonia Provisions organic crackers.

How modern flour lost its soul.

Today, the Flour Industry is Controlled by Just a Handful of Manufacturers



20,000
Local Mills

20th Century

183
Industrial Mills

21st Century

10
Manufacturers
(and 87% of the market is controlled by just 4!)

Today

A century ago, there were over 20,000 flour mills in America. They were local, community-powered, and produced fresh ingredients and products.

Now, only a handful of massive mills dominate the industry.

Today, our food is made by large corporations focused on bigger, faster, cheaper systems without consideration of the impact — all at great expense to farmers, farmland, and ultimately, consumers.

The Real Cost of Cheap Flour



1

2

3



Mass-produced crops grown on depleted soil rely on harsh chemicals



Cheap grain traps farmers in a commodity market



Tasteless, nutrient depleted products

Commodity growers are primarily focused on yield and efficiency when growing grains. The monocrop system they rely on is more vulnerable to disease, so farmers turn to harsh chemicals as harvest aids and synthetic inputs for pest and disease control.

Once harvested, steel rollers at commodity mills strip away the wheat's bran and germ, the parts that carry flavor, fiber, and nutrition, to extend shelf life. What's left is bland white starch, "enriched" with synthetic additives to meet minimum standards.

In a market flooded with cheap grains and low-quality flour, farmers, consumers, our health, and the land pay the price.

Flour the way it is supposed to be: stone-milled, locally grown, and quality-first.

At Cairnspring Mills, we take a different approach.

We source directly from farmers committed to soil health, using regenerative farming practices like crop rotation, animal integration, and no-till systems that prevent erosion.

Regenerative farming is a flexible approach that allows farmers to adapt to their unique growing region and microclimate to reduce or eliminate synthetic inputs. Fully prohibiting neonic insecticides and glyphosate as a harvest aid allows us to exceed conventional standards.


Photo Credit: Amy Kumler

We pay our farmers a premium for these regenerative practices and for growing grains with the flavor, nutrition, and baking performance that artisan bakers demand. By renewing our contracts annually, we work in concert with our growers to improve our standards every year.

Through these close relationships, we maintain complete traceability of the grain, the farm, and the farmer.



"Rebuilding local food systems is the best way to make communities healthier, more prosperous, and resilient"
-Kevin Morse, CEO

Photo Credit: Charity Burggraaf

The best flour you've ever tasted.

There's a Cairnspring Flour for Every Purpose

Breads

All-Purpose

Specialty

We use European-style stone milling techniques to intentionally incorporate all three parts of the wheatberry: the germ, bran, and endosperm. The result: flour with enhanced flavor, texture, and nutrients.

Whether it's shaping the perfect sourdough, pulling off gooey cinnamon rolls, or nailing that chewy pizza crust - our flours give bakers and chefs the foundation for richer possibilities.


Photo Credit: Ben's Bread


Photo Credit: Gusto


Photo Credit: Grand Central Bakery

All-star bakers and chefs swear by Cairnspring Mills.



"The flour from Cairnspring Mills is the best flour we have ever used. We use it almost exclusively"

Chad Robertson
Co-Founder, Tartine

TARTINE



"The variety and the spectrum of



flavors—it's mind blowing. Cairnspring is finding different grains, and they're inspiring us to try new directions."

Leslie Mackie
Founder, Macrina Bakery





"The brilliant thing about Cairnspring flour is it's more European style. It's beautifully milled, and you have some of the bran and most of the germ, so it's got high nutritional value, too."

Mel Darbyshire
Head Baker, Grand Central Bakery



James Beard Foundation-Award winners and semifinalists use Cairnspring Mills

TARTINE



RÉPUBLIQUE

GUSTO BREAD

SEA CREATURES

source

BEN'S BREAD

CANLIS









SEATTLE **CO.** EST. 2021



poulette
BAKESHOP



IN BOCCA AL LUPO
PIZZA + PASTA + BAR

PIZZA ARTIGIANALE



SAINT BREAD



ATOMA

Featured in Premier Publications

THE WALL STREET JOURNAL.	The New York Times	FOOD & WINE
Seattle Met	TARTINE	SilverKris
THE POSSIBILITIES OF WHEAT	MILK STREET	Forbes
Inside Julia's Kitchen		edible SEATTLE

Experienced leadership team with decades working in regenerative foods.

With backgrounds in regenerative agriculture, brand building, and entrepreneurship at non-profit organizations and corporations like The Nature Conservancy, Nestle, General Mills, our leadership team knows how to turn big ideas into best-selling consumer products.

Ideas into best-selling consumer products.

Management Team



Kevin Morse
Co-Founder & CEO



Tyler Gage
CFO



Francisco Mantilla
COO



Katie Rigg
Director of Sales



Michele Crowley
Director of Marketing



Jill Costelow
General Manager - Blue Mountain



Dave Binczewski
Skagit Production Manager



Manuela Phillips
Controller
















Non-Executive Board of Directors



Amy Boyer

Chief Commercial Officer, ALOHA



Rod Geiger

Former President, Bartlett Milling Company



Greg Moga

Principal, Moga Investments; Trustee, Washington State Chapter of The Nature Conservancy

From revitalizing rural economies to launching category-defining food brands, we're combining decades of hands-on experience with a deep commitment to sustainability - building a profitable flour company that's scaling nationally while staying rooted in local communities.

Pioneering a $700M segment in the $23B U.S. flour market.

Craft Coffee and Craft Beer Have Had Their Moment. Craft Flour is Next.



Flour

$23B Market

Projected to Grow to $700M by 2030 with 3% market share

1% Craft Flour

Beer

$117B Market

24% Craft Beer

Coffee

$80B Market

55% Craft Coffee

Sources:

US Coffee Market: Grand View Research
US Beer Market: Brewers Association
US Flour Market: IBIS

We are pioneering the craft flour segment within the $23B U.S. flour market.

Craft coffee and beer took off by delivering authenticity, transparency, and quality - something bigger brands couldn't match. Just like Blue Bottle transformed coffee and Dogfish Head transformed beer from commodity to craft, we're doing the same for flour.

Craft flour is poised to grow 3X in the $23B flour market, equivalent to a 20% CAGR in the next 5 years, making craft flour a $700M market opportunity by 2030.

With a passionate customer base, domain expertise, and profitable, scalable operations, we are uniquely positioned to be the national leader in this segment, bridging the gap between small-scale mills producing < 3k pounds/day and the commodity mills producing > 5M pounds/day.

Diversified revenue streams with replicable growth.

Revenue Sources


80% B2B: Foodservice & Bulk Flour Sales
20% Direct to Consumer & Retail

We've built a diversified omnichannel business that stretches across foodservice, direct-to-consumer (DTC), and grocery. 80% of our revenue currently comes from foodservice and bulk flour sales, while 20% is DTC and retail.

On the B2B side, we are scaling sales of 50lb bags through foodservice distributors and direct sales of Full Truckload quantities to larger production bakeries and CPG companies. Institutional buyers can easily handle tens of millions of pounds, which makes scaling sales highly feasible.

On the DTC side, our webshop helps us reach and support artisan bakers, and word-of-mouth from top chefs drives organic growth. We're also in select local retailers including PCC Community Markets and Whole Foods with a view towards national expansion once the new mill is operational.

Demand for quality flour is skyrocketing, and our current mill is profitable and running full steam at max capacity.



20% Direct to Consumer & Retail

We've built a diversified omnichannel business that stretches across foodservice, direct-to-consumer (DTC), and grocery. 80% of our revenue currently comes from foodservice and bulk flour sales, while 20% is DTC and retail.

On the B2B side, we are scaling sales of 50lb bags through foodservice distributors and direct sales of Full Truckload quantities to larger production bakeries and CPG companies. Institutional buyers can easily handle tens of millions of pounds, which makes scaling sales highly feasible.

On the DTC side, our webshop helps us reach and support artisan bakers, and word-of-mouth from top chefs drives organic growth. We're also in select local retailers including PCC Community Markets and Whole Foods with a view towards national expansion once the new mill is operational.

Demand for quality flour is skyrocketing, and our current mill is profitable and running full steam at max capacity.

The new mill features the same stone milling process as our Skagit mill, enhanced with advanced processing components to support 3X scale.



Built on tribal land in collaboration with the Confederated Tribes of the Umatilla Indian Reservation, the Blue Mountain mill will create over 20 local jobs and bring lasting positive economic activity to these communities.

Additionally, the Tribe will receive equity ownership of Cairnspring Mills to share more fully in the economic benefits of the mill.

Our New Mill Will ~8X Revenue in 5 Years

$60M

$40M

Blue Mountain Mill begins production in **July 2026**

$37.4M

$48.8M



$20M

$14.7M

$6.2M

$7.2M

$0

2024   2025   2026   2027   2028

*Future projections are not guaranteed

The new mill is a bold leap forward: revenue is projected to grow from $6.2M to $48.8M by 2028 (not guaranteed). Tens of millions of pounds of capacity is already reserved by Patagonia and some of the largest baking companies in the nation - even before construction has begun.

We've already turned down one acquisition offer.

At Cairnspring Mills, we're thinking long-term and considering the future impact we can make on our food systems. Our ideal scenario is a thriving, independent company that continues to deliver strong returns for our investors.

As we grow the company, we aim to create opportunities for you to cash in on some of your shares along the way.



"We've already said no to an acquisition offer because our work isn't done. We believe in building for greater impact."

Kevin Morse
CEO, Cairnspring Mills

Strategic investors and acquirers are attracted to Cairnspring Mills due to our premium portfolio, high margins, strong cash flow, and modern assets.

premium portfolio, high margins, strong cash flow, and modern assets.

Our commitment to the long-term remains clear: we're focused on scaling impact and delivering investor returns, for example through a future recapitalization that rewards early investors.

Cairnspring Crowdfunding_Peter Buffett Endorsement ◼️ Dolby Vision

Cairnspring Mills

01:07

▶ vimeo

Seed the change. Reap the rewards.



$500

One-time 35% discount at
Cairnspring.com (up to $200 value)

SPECIAL OFFER!
ONE-TIME 35%
DISCOUNT
CAIRNSPRING MILLS
Fresh Flour from Local Grains
(Up to $200 Value)

$2,500

Custom Cairnspring Gift Bag (Apron, t-shirt,
tote bag, 2 × 5lb bags of flour + free shipping)

FRESH
FLOUR
FROM
LOCAL
GRAINS

$10,000

Free flour for one year (200lbs of flour + free shipping)



$25,000

Private dinner with CEO Kevin Morse and CFO Tyler Gage (travel & lodging not included)



Quality starts here. Invest in Cairnspring Mills.



We've built Cairnspring with a clear focus: to spark a global movement to build regenerative food systems, help farmers break free from commodity markets, and nourish the world with clean, healthy, flavorful grains and flour.

Backed by some of the most respected voices and investors in food and sustainability, we've proven that a better flour is not only possible and profitable - it's in very high demand.

With our new Blue Mountain mill on the horizon, orders pouring in, and a nationwide shift towards regenerative, traceable foods and craft products, we're poised for tremendous growth.

Now, we're inviting you to be part of what's next — a movement to build a fairer, more resilient food system that delivers more nutrition and flavor alongside real returns for people, planet, and investors.

Your investment helps us scale our impact, supports farmers and their local communities - and gives you a financial stake in something that matters.

